UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
—————————
FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of October 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	1/45

VEOLIA ENVIRONNEMENT

CONSOLIDATED FINANCIAL STATEMENT OF JUNE 30,

2005

I. HALF-YEARLY CONSOLIDATED FINANCIAL STATEMENT

CONSOLIDATED INCOME STATEMENT					December
	June 30,	%	June 30,	%	31,	%
(€ millions)	2005		2004		2004

Revenues	12,148.3	100%	11,006.3	100%	22,500.3	100%
Costs of sales	(9,939.6)		(8,983.1)		(18,314.9)
Selling costs	(222.0)		(204.3)		(439.7)
General and administrative costs	(1,129.1)		(1,067.4)		(2,236.4)
Other operating income and costs	95.2		37.7		(28.7)

Operating income	952.8	7.8%	789.2	7.2%	1,480.6	6.6%

Cost of net financial debt	(324.1)		(334.4)		(732.1)
Other financial income and expenses	30.0		70.3		46.1
Income taxes	(236.7)		(185.1)		(184.1)
Equity in net income of affiliates	5.6		14.4		24.2

Net income before discontinued	427.6	3.5%	354.4	3.2%	634.7	2.8%
operations

Net income from discontinued operations	-		83.9		(105.7)

Net income	427.6	3.5%	438.3	4.0%	529.0	2.4%

Minority interests	(108.5)		(89.2)		(137.5)

Net income (Group’s share)	319.1	2. 6%	349.1	3.2%	391.5	1.7%

Basic earnings per share	0.82		0.88		0.99

Diluted earnings per share	0.81		0.88		0.99

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	2/45

			December
CONSOLIDATED BALANCE SHEET-ASSETS	Notes	June 30,	31,
(€ millions)		2005	2004

Goodwill	I.C.	4,601.6	4,285.9
Other intangible assets	I.D.	1,255.0	1,112.5
Tangible assets	I.E.	11,656.6	10,958.1
Investments accounted for using the equity
method		231.1	219.2
Financial assets	I.F.	2,940.3	2,914.3
Net deferred taxes		67.3	188.3

Total non-current assets		20,751.9	19,678.3

Assets used in operations		9,904.9	9,823.4
Financial assets	I.G.	494.2	655.7
Cash and cash equivalents	I.H.	3,171.1	4,660.3

Total current assets		13,570.2	15,139.4

Discontinued assets		3.4	30.2

Total assets		34,325.5	34,847.9

CONSOLIDATED BALANCE SHEET -			December
LIABILITIES	Notes	June 30,	31,
		2005	2004
(€ millions)

Shareholders' equity		3,454.0	3,222.8
Minority interests	I.I.	1,906.1	1, 782.5

Total equity		5,360.1	5,005.3

Deferred income		0.7	1.1
Provisions for liabilities and charges	I.L.	1,166.4	1,105.7
Financial long-term debts	I.J.	13,004.2	12,055.8
Other long-term debts	I.K.	407.8	352.5

Total non-current liabilities		14,579.1	13,515.1

Debts from operations		9,443.1	9,576.0
Current provisions for liabilities and charges	I.L.	961.3	900.8
Short-term financial debts	I.J.	3,440.5	5,426.1
Bank overdrafts		541.4	420.1

Total current liabilities		14,386.3	16,323.0

Discontinued liabilities		-	4.5

Total liabilities		34,325.5	34,847.9

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	3/45

CONSOLIDATED STATEMENTS OF CASH FLOW	June 30,	June 30,	December
(€ millions)	2005	2004	31,
			2004

Net income (Group’s share)	319.1	349.1	391.5
Minority interests	108.5	167.9	216.4
Depreciation and amortization	860.6	887.7	2 041.5
Financial depreciation and amortization	(24.9)	(15.7)	(38.2)
Others estimated profit and expenses	3.3	(27.7)	(9.1)
Gains on sales	(33.9)	(39.3)	(161.3)
Earning of affiliates	(5.6)	(30.1)	(24.2)
Dividends received	(4.0)	(4.7)	(6.0)
Cost of net financial debt	324.1	334.4	732.1
Taxes	236.9	218.0	309.5
Others	1.6		8.3

Cash flow from operations	1,785.7	1,839.6	3,460.6

Increase (decrease) in working capital	(195.8)	44.6	294.4
Tax paid	(176.0)	(153.0)	(238.0)

Cash flow provided by operating activities	1,413.9	1,731.2	3,517.0

Purchase of tangible assets	(868.1)	(903.4)	(1 964.0)
Proceeds from sale of tangible assets	74.1	186.3	316.2
Purchase of investments	(464.4)	(172.7)	(334.0)
Proceeds from sales of financial assets	87.1	19.8	2 184.2
Contracts interpretation IFRIC4 :
New loans IFRIC 4	(84.3)	(98.8)	(177.0)
Principal payment on loans IFRIC 4	82.8	98.2	130.0
Dividends received	9.5	16.3	23.5
Disbursement on notes receivables	(340.8)	(87.0)	(132.5)
Principal payment on notes receivables	374.9	70.9	129.4
Net (increase) decrease in short-term loans	30.4	5.7	41.1
Sales and purchases of marketable securities	123.4	123.0	(42.3)

Cash flow provided by investing activities	(975.4)	(741.7)	174.6

Net increase (decrease) in short-term debts	(1,580.1)	(213.0)	1 789.2
New loans and other long-term debts	1,399.7	207.8	930.5
Principal payment on bonds and other long-term debt	(1,397.3)	(676.3)	(3,468.7)
Net proceeds from issuance of common stock		21.8	167.2
Purchase of treasury shares		6.2	(183.2)
Dividends paid	(352.4)	(310.6)	(389.6)
Interests paid	(248.0)	(224.4)	(640.9)

Net cash provided by financing activities	(2,178.1)	(1,188.5)	(1,795.5)

Cash and cash equivalents beginning	4,240.2	2,320.6	2,320.6
Currency exchange and others	129.1	(76.2)	23.5

Cash and cash equivalents ending	2,629.7	2,045.4	4,240.2

Cash and cash equivalents	3,171.1	2,557.7	4,660.3
- Cash liabilities	541.4	512.3	420.1

Cash and cash equivalents ending	2,629.7	2,045.4	4,240.2

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	4/45

STATEMENT OF CHANGE IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid - in capital
			Fair value cash flow hedges (IAS32/39)	Actuarial gains and losses (IAS19)	Share based payments (IFRS2)	Retained earnings	Net incomes	Shareholders’ equity

Balance at	2,001.6	6,321,9	(86.7)			(2,910.7)	(2,054.7)	3,271.4
January 1, 2004

Capital increase	9.4	35.7			6.9	(180.5)	-	(128.5)

Dividends paid & net
income	-	-				(2,272.6)	2,054.7	(217.9)
appropriation

Foreign currency
translation						(72.0)		(72.0)
adjustments

Fair value	-	-	1.1				-	1.1

Others	-	-				(22.8)	-	(22.8)

Income at December	-	-
31, 2004						-	391.5	391.5

Balance at	2,011.0	6,357.6	(85.6)		6.9	(5,458.6)	391.5	3,222.8
January 1, 2005

Capital increase	0.5	1.9			10.4			12.8

Dividends paid & net
income						126.1	(391.5)	(265.4)
appropriation

Foreign currency
translation						185.5		185.5
adjustments

Fair value			(2.3)					(2.3)

Others				(17.4)		(1.1)		(18.5)

Income at June 30,
2005							319.1	319.1

Balance at June	2,011.5	6,359.5	(87.9)	(17.4)	17.3	(5,148.1)	319.1	3,454.0
30, 2005

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	5/45

I.A.     ACCOUNTING PRINCIPLES AND METHODS

I.A.1.        PREPARATION OF ACCOUNTS AS OF JUNE 30, 2005

In accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 and with Regulation (EC) No. 1725/2003 of the European Commission of September 29, 2003, Veolia Environnement has, beginning with its 2005 fiscal year, begun preparing its consolidated financial statements under IFRS, as published by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

For the preparation of half-yearly accounts for 2005, Veolia Environnement does not apply IAS34 but rather an alternative method proposed by the “Autorité des Marchés Financiers” (AMF) in its press release of June 27, 2005. Pursuant to this method:

The presentation of the interim accounts and the notes thereto follows national regulations and recommendation CNC-99-R-01 relating to interim accounts;
The accounting rules and principles of valuation applied are those required by IFRS.

Some uncertainty remains regarding the definition and interpretation of certain accounting standards, in particular those relating to the treatment of concessions. New accounting pronouncements (three drafts of IFRIC interpretation) could significantly affect the future preparation of financial statements (see I.A.22) for 2004 and June 2005 that will be compared to the financial statements for December 2005 and June 2006.

I.A.2.       PREPARATION OF 2004 IFRS FINANCIAL STATEMENTS

In order to publish comparative statements for the 2005 fiscal year and in accordance with the AMF's recommendation on financial communications during the transition period, Veolia Environnement has prepared financial information for the 2004 fiscal year under IFRS and preliminary disclosed the expected impact of IFRS on its opening shareholders' equity, on its financial situation as of December 31, 2004 and on its results for the first half of 2004 and the full 2004 fiscal year.

The expected impact on opening shareholders' equity, financial condition as of December 31, 2004 and financial performance for 2004 fiscal year was published by Veolia Environnement in an update to the Reference Document filed on April 5, 2005 with the AMF.

This financial information for 2004 regarding the expected impact of IFRS has been prepared by applying to 2004 figures those IFRS standards and interpretations that Veolia Environnement believes that it must apply for the preparation of comparative consolidated financial statements as of and for the year ended December 31, 2005. The preparation of financial information for 2004 is based on the following

IFRS standards and interpretations that must be applied at December 31,2005 as published to date;
IFRS standards and interpretations that must be applied after 2005 which Veolia Environnement has decided to adopt early;
options and exemptions that Veolia Environnement will likely choose in preparing its first IFRS consolidated financial statements for 2005.

Pursuant to IFRS 1 (adopted by the European Union in Regulation (EC) No. 707/2004) relating to the first-time adoption of IFRS, the first set of financial statements to be published under IAS/IFRS are those in respect of the 2005 fiscal year, which will include 2004 comparative figures prepared under IAS/IFRS.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	6/45

IFRS 1 offers companies the choice of various options in connection with their first-time adoption of IFRS. As a result, Veolia Environnement has made the following choices:

Business combinations realized before the date of transition were not retrospectively reassessed.
Actuarial variations, cumulated at January 1, 2004, relating to pensions benefits commitments are accounted for in shareholders’ equity.
Translation currency adjustment accumulated at January 1, 2004 is reclassified definitively in consolidated reserves.
Valuation of tangible and intangible assets were left at historical cost; and without option for fair value;
Sales of “Dailly” (discounting of receivables) were consolidated retrospectively from January 1, 2004.

For all other IFRS standards, the restatement of the initial value of assets and liabilities as of January 1, 2004 was made retrospectively as though those standards were always applied.

Further, Veolia Environnement has opted to apply the following standards in advance:

IAS 32 and 39, which relate to financial instruments (Regulation (EC) No. 2086/2004 of the European Commission of November 19,2004 and No. 2237/2004 of the European Commission of December 29, 2009);
IFRS 5, which relates to discontinued operations (Regulation (EC) No. 2236/2004 of the European Commission of December 23, 2004); and
IFRIC 4 (interpretation of IAS 17 on leases).

I.A.3.       PRINCIPLES OF CONSOLIDATION

All companies over which the Group has legal or effective control are fully consolidated.

The Group uses the equity method of accounting for its investments in certain affiliates in which it owns at least 20% of the share capital or voting rights, and/or over which it exercises significant influence.

The proportionate method of consolidation is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control through a mutual agreement between the partners.

In accordance with SIC12 interpretation, Special Purpose Entities (SPE) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that the substance of the financial and operating policies are defined by Veolia Environnement or that Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

In accordance with IAS27, potential voting rights, linked to financial instruments that can give Veolia Environnement or its subsidiaries voting rights, are taken into account in evaluating control or significant influence.

The Group uses the proportionate method of consolidation as required by rule IAS31.

I.A.4.       USE OF ESTIMATES

The preparation of financial statements and financial information requires that certain estimates and assumptions be made, which affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	7/45

Significant estimates made by the management of Veolia Environnement in the preparation of financial information for 2004 relating to the transition to IFRS and for June 30, 2005 include amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, provisions as well as recorded and disclosed amounts for certain financial instruments.

I.A.5.       TRANSLATION OF FOREIGN SUBSIDIARIES’ FINANCIAL STATEMENTS (IAS21)

Balance sheets, income statements and cash flows of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable exchange rate (i.e., the rate as of June 30, 2005 for balance sheets, or the average rate for the first half year June, 30 income and cash flow statements ). Translation gains and losses are recorded in retained earnings. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

			First
	June 30,		half
Closing exchange rates	2005	Average exchange rates	year
			2005

(one currency = xx€)		(one currency = xx€)
U.S. dollar	0.8270	U.S. dollar	0.7829
Pound sterling	1.4832	Pound sterling	1.4640

I.A.6.       FOREIGN CURRENCY TRANSACTIONS (IAS21 – IAS39)

Foreign currency transactions are converted into euros at the exchange rate in effect on the transaction date. At closing, receivables and payables denominated in foreign currencies are converted into euros at closing exchange rates. The resulting exchange losses and gains are recorded in the current earnings period.

Exchange gains or losses on borrowings denominated in foreign currencies or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries are included as currency translation adjustments in retained earning equity.

I.A.7.       TANGIBLE ASSETS (IAS16)

Tangible assets are carried at cost.

Interest expenses on funding of acquisition and construction of identified facilities are capitalized as part of the cost of tangible assets in accordance with IAS23.

Subsidies are deducted from the gross value of the tangible assets.

The tangible assets are recorded by components. Every component is depreciated using the useful life.

In accordance with IAS17, assets financed by capital lease are recognized at the present value of the minimum lease payments, or at the fair value, if lower, and amortized over the shorter of the lease term or the estimated useful lives of the assets.

I.A.8.       OTHER INTANGIBLE ASSETS (IAS38)

Other intangible assets include costs to obtain contracts, such as fees paid to local authorities for public service contracts, and are amortized over the duration of the contract.

Start-up costs relating to the implementation of new contracts are not recognized as intangible assets, and are charged to expense in the period they are incurred.

Market shares and trademarks acquired in connection with a business combination are reclassified as goodwill.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	8/45

Pre-paid expenses recorded as assets are not recognized under IFRS and are accounted for based on the nature of the costs.

With respect to its emission rights related to greenhouse gases, Veolia Environnement applies accounting method consistent with avis no 2004-C of the "Comité d’urgence du Conseil National de la Comptabilité" of March 23, 2004. An intangible asset is recorded at fair value at the date of award of the emission rights and a public subsidy is recorded in liabilities as a counterpart. A part of the subsidy relating to depletion for a given period is later reclassified as a provision for liabilities and charges. This accounting treatment is provisional and could be modified in 2005, as the company awaits a decision by the IFRIC/IASB matter.

I.A.9.       BUSINESS COMBINATIONS AND GOODWILL (IFRS3)

All business combinations are recorded using the purchase accounting method. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at their fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill.

Under IFRS, goodwill is not required to be amortized. Pursuant to IAS36, impairment tests on goodwill must be made at the level of the cash generating unit every year. The cash generating unit is defined as a geographical area per business segment.

I.A.10.       VALUATION OF LONG LIVED ASSETS (IAS36)

IAS36, relating to asset impairment, requires continual monitoring of asset values.

Tangible and intangible assets with definitive life are subject to an impairment test as soon as an indication of a loss in value is detected.

Intangible assets with indefinite useful life are reviewed annually, even in the absence of an indication of a loss in value.

Each year, Veolia Environnement systematically reviews its goodwill during its strategic planning. If the long-term prospects of an activity are durably downgraded, an estimate is realized and an impairment is accounted for at the interim accounts closing if necessary. The assets are valued at market value in case of a decision to sell them and, at fair value if they are retained. In case of disposal, market value is based on the multiples method (brokers surveys) or recent similar transactions. When the assets are retained, the preferred method is the discounted future cash flows method with terminal value.

The discontinued future cash flows include the cash flow before the cost of net financial debt but after tax, the change in working capital requirement and renewal investments. The discount rate, defined by Cash Generating Units, is equivalent to the sum of risk-free rate, a local risk premium and a global risk premium with business specific adjustments.

I.A.11.       PROVISIONS (IAS37)

In accordance with IAS37, provisions which mature in more than 12 months are discounted. In the case of reserves for site restoration, Veolia Environnement accounts for the obligation to restore a site as waste is deposited at the site, recording a tangible asset and taking into account inflation and the date on which expenses are committed. This asset is amortized based on its depletion.

Accretion expenses (the effects of passage of time) are recorded in the income statement under “other financial income and expenses”.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	9/45

I.A.12.       INVENTORIES (IAS2)

Group companies value inventories according to the provisions of IAS2, at the lower of cost or net realizable value.

I.A.13.       FINANCIAL INSTRUMENTS (IAS 32 & 39)

VALUATION OF FINANCIAL INSTRUMENTS

Investments in marketable securities:

Under IFRS, investments in debt and equity securities are classified into three categories and accounted for as follows:

Debt securities that the Group has the intention and the ability to hold to maturity are carried at cost and classified as “held-to-maturity”.
Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings.
All other investment securities not otherwise classified as either “held-to-maturity” or “trading” are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders’ equity. Upon the sale of shares, the cumulative variation of fair value booked in equity is recorded in the income statement.

Financial debt accounting :

Financial debts are valued and recorded at amortized cost according to the effective interest rate method. Premium redemption reserves and fees bond issuance costs are a part of the cost of the debt. These are initially deducted from debt for valuation purposes.

Treasury shares :

Under IFRS, treasury shares are recorded as a reduction of shareholders’ equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders’ equity and does not affect net income.

Derivative financial instruments

According to IAS 32 & 39, derivative financial instruments (including those embedded in other contracts) should be recorded on the balance sheet at their fair value. Accounting for changes in fair value depends on whether the derivative instrument is classified as a fair value hedge, a net investment in a foreign currency hedge or a cash-flow hedge, or is regarded as not being a hedging instrument under IAS 32 & 39.

a)	Variations of fair value hedges are recorded in financial income (expenses). The effect on income is matched by the reevaluation of the hedged asset, debt or firm commitment which is also recorded in financial income (expenses).

b)	Variations of cash -flow hedges are recorded in shareholders’ equity in a specific item. They are recorded in income depending on the realization of the underlying cash-flow. The change in fair value of derivatives regarded as ineffective is recorded in the income statement.

c)	Variations of net investment in a foreign currency hedge are recorded under cumulative translation adjustment. The change in fair value of derivatives regarded as ineffective is recorded in the income statement.

d)	Derivative instruments used by Veolia Environnement as part of its risk management policy, but which do not constitute hedging instruments under IAS32 & 39, are recorded at their fair value, with changes to their value included in net income for the period.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	10/45

A hedging relationship is denoted when derivative instruments are assigned to an asset, a debt, a firm commitment or a future cash flow and must be defined and justified from the outset. Hedge effectiveness is the degree to which off setting changes in fair value or cash flows attributable to a hedged risk are achieved by the hedging instrument. Hedge effectiveness has to be regularly checked. The ineffectiveness of the hedging instrument is systematically recorded in financial income (expenses).

I.A.14.       PENSION PLANS (IAS19)

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method considers the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which the Group maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

Veolia Environnement has chosen to allocate actuarial gains and losses to equity at January 1, 2004 and to apply revised IAS19 in advance. Consequently new actuarial gains and losses at this date are charged to shareholders' equity and no amortization linked to those actuarial gains and losses has been recorded in the income statement.

I.A.15.       SHARE-BASED PAYMENTS (IFRS2)

IFRS2 on "share-based payments" modifies the measurement of share subscription plans or share option plans and other additional employee remuneration in shares by the Group. The fair value of those plans at grant date is accounted as a charge with direct counter-party in equity at the date the rights are vested and services rendered. According to IFRS2, only plans that were granted after 7 November 2002 and for which rights are not vested at 1 January 2005 are valued and recorded under personel costs.

I.A.16.       ACCOUNTING POLICES SPECIFIC TO ENVIRONMENTAL SERVICES ACTIVITIES

Veolia Environnement provides environmental management services to municipal and industrial clients.

In so doing, Veolia Environnement manages numerous contracts with its municipal and industrial clients under which it operates assets that it returns at the end of the contract. In certain cases, Veolia Environnement may also be called upon to provide asset financing on behalf of these clients.

As part of the analysis conducted to implement IFRS, Veolia Environnement was required to examine the “substance” of such contracts.

For purposes of this examination, Veolia Environnement relied on IAS 17 (Accounting for leases), and in particular on the interpretation thereof, IFRIC 4, published in December 2004.

IFRIC 4 (“Determining whether an arrangement contains a lease”) deals with how to consider and account for service agreements that, though not having the legal form of a lease, convey rights to use assets to customers in return for payments.

Under IFRIC 4, such service agreements are categorized as leases, which are then analyzed and accounted for as leases according to the criteria set forth in IAS 17 (risk and reward analysis).

In accordance with IAS 17, the contract operator becomes in this instance a lessor vis-à-vis its customers, to whom it transfers the risks and rewards of the activity. As a result, the operator records a financial receivable to reflect the financing carried.

Veolia Environnement conducted an analysis of its contract portfolio in light of these standards and interpretations, and identified three types of contracts:

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	11/45

Contracts covered by the IFRIC 4 interpretation

These contracts were analyzed pursuant to IAS 17 and, if the requirements were met, they were accounted for as financial receivables.

Contracts that fell into this category included certain industrial contracts, Build, Operate & Transfer (BOT) contracts, incineration contracts and co-generation contracts.

This treatment led to reclassification of tangible assets under French GAAP to financial receivables. Facilities in progress by a subsidiary of Veolia Environnement and which are likely to be accounted in financial receivables during the operating cycle are recorded as financial receivables.

Those financial receivables are measured at amortized cost according to the effective interest method. The implied interest and rate on receivables is calculated, after contract analysis and financing analysis, on the financing rate of the Group or on the debt linked to the contract.

Concession and affermage contracts

While it waits for the forthcoming accounting rules on concessions to be issued, Veolia Environnement has chosen to retain its existing accounting methods for these contracts, except for certain restatements in terms of presentation. Accordingly, financial depreciation charges ("amortissement de caducité"), recorded under French GAAP as provisions for risks and charges, were reclassified as a deduction from tangible assets.

On the other hand, tangible assets recorded in connection with concession contracts, as well as related provisions (for renewal and total guarantee), continue to be recorded as liabilities as they were under French GAAP.

The Group, as part of its contractual obligations under public services contracts, assumes responsibility for the replacement of fixed assets in the publicly owned utility networks it manages. Maintenance and repair costs are expensed as incurred except for specific contracts for which costs are accrued in advance (provision for renewal and total guarantee), and continue to be recorded as they were under French GAAP.

Other contracts

Tangible assets related to contracts falling in neither of the categories above continue to be recorded as tangible assets. In accordance with IAS 16, the component-based approach was adopted.

Veolia Environnement will again analyze its contracts as soon as the interpretive drafts relating to concession and affermage contracts are published.

I.A.17.        CONSTRUCTION (IAS11)

Under IAS11, Veolia Environnement is using the completion method for the accounting of construction contracts.

I.A.18.       REVENUES (IAS18)

Under IAS18, the definition of revenues has been modified.

The conditions under which income may be recognized at its fair value necessitate that the risks and advantages, as well as control over the items sold, be effectively transferred to the purchaser.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	12/45

Because of the specific activities of Veolia Environnement, fees and taxes collected on behalf of local authorities are excluded from revenues, since there is no risk of non-reimbursement by third parties. Incomes concerning contracts IFRS 4 (see I.A.16) include:

the reimbursement of local authorities financing ;
the yield of the financial receivables

The first item is not included in revenues, but the related financial incomes are included

I.A.19.       DEFERRED TAXES (IAS12)

Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carry forwards and tax credit carry forwards. Deferred tax liabilities, including those relating to tax loss carry-forwards, are recognized for taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date. Deferred taxes are not discounted.

I.A.20.       CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase, highly liquid investment funds (OPCVM) and negotiable instruments of debt. These investments are mobile or transferable in the short-term and bear no significant risk in terms of loss of value.

I.A.21.       SEGMENT INFORMATION (IAS14)

Pursuant to IAS14, Veolia Environnement has chosen to report primary financial information by business segment and by geographical area. There is no difference between IFRS and French standards. Business segments are Water, Waste Management, Energy Services and Transportation.

I.A.22.       Future interpretations applicable in 2005 or 2006, relating to concessions
                   (Text projects D12, D13, D14 are in progress for examination)

The draft IFRIC interpretation's published in March 2005 would apply to contracts with the following characteristics: the service provided can be regarded as a public service, the grantor determines the conditions under which the assets are operated and directly or indirectly fixes the tariff for the service and assets of material residual value revert to the grantor at the end of the concession.

According to these draft interpretations, the assets used in public services arrangements could not be recognized in the balance sheet of the operator as tangible assets. When the operator provides the required infrastructure, two accounting models may be applied to the balance sheet of the operator: the financial asset model or the intangible asset model.

The Group is analyzing the impacts of these drafts of interpretations.

Consequently, while it waits for the forthcoming accounting rules on concessions to be issued, Veolia Environnement has chosen to retain its existing French GAAP accounting methods for these contracts, except for certain restatements in terms of presentation.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	13/45

In light of the draft IFRIC interpretations and IAS11, Veolia Environnement decided to modify the previous published 2004 financial information relating to the treatment of so-called “Build Operating and Transfer” (BOT) contracts. This modification leds to the recording in 2004 of revenues resulting from the construction phase of such contracts. These contracts give rise to the recording of a financial loan on the balance sheet as a counterpart to revenue, according to the completion method set forth in standard IAS11 on construction contracts. Revenues were increased by €147 million and operating assets were reclassified by €258 million. The effect on net income and equity was not significant.

I.B.       SIGNIFICANT EVENTS

At January 1, 2005, the group acquired a water services company in connection with the commencement of operations under its of Braunschweig contract, in Lower Saxony (Germany). The Group invested €374 million in this company and acquired 74.9% of its share capital. At June 30, 2005 revenues recorded under this contract amounted to €195 million.

I.C. GOODWILL

(€ millions)	June 30	December 31,
	2005	2004
Water	2,028.1	1,861.3
Waste Management	1,460.8	1,359.4
Energy Services	761.4	762.9
Transportation	351.2	302.2
Proactiva	0.1	0.1

Total	4,601.6	4,285.9

The increase in goodwill is mainly due to the acquisition of the water services company in Braunschweig, Germany (€146 million) and appreciation of the dollar against the euro (+€98 million). The allocation of the acquisition cost for this water services company is provisional and is subject to change in the full year 2005 accounts.

I.D. INTANGIBLE ASSETS

(€ millions)		June 30, 2005		December
				31, 2004
	Gross value	Amortization	Net
			value
Fees paid to local authorities	1,405.2	(739.8)	665.4	654.9
Trademarks	98.6	(14.5)	84.1	81.3
Software	378.6	(253.9)	124.7	129.6
Other intangible assets	532.3	(151.5)	380.8	246.7

Total	2,414.7	(1,159.7)	1,255.0	1,112.5

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	14/45

The €142.5 million increase in intangible assets results primarily from the recording of €98.1 million CO² emission rights in other intangible assets and a positive exchange rate effect of €27.5 million, offset by total amortization of €(84.8) million and a consolidation scope effect of €(28.6) million.

I.E.       TANGIBLE ASSETS

(€ millions)		June 30, 2005		December 31,
				2004
	Gross	Amortization	Net value
	value

Owned tangible asset under	16,394.4	(8,532.2)	7,862.2	7,216.0
construction
Pub.-owned tangible asset under	6,595.8	(2,801.4)	3,794.4	3,742.1
construction

Total	22,990.2	(11,333.6)	11,656.6	10,958.1

The increase in tangible assets results primarily from investments of €668.2 million, positive exchange rate effects of €277.3 million (including €86.8 million, €78.2 million, and €33.6 million relating to the appreciation of the Dollar, the Pound and the Chinese Yuan versus the Euro, respectively), consolidation scope effects of €378.3 million (with the acquisition of the company in Braunschweig accounting for €287.8 million), offset by total amortization of €(606.0) million.

I.F.       NON CURRENT FINANCIAL ASSETS

(€ millions)	June 30,	December
	2005	31, 2004

Financial loans interpretation I4	1,734.4	1,725.0
Other long-term financial loans	434.1	383.1
Derivatives instruments	362.9	429.5
Instruments accounted for using the cost method	182.9	181.1
Others	226.0	195.6

Non current financial assets	2,940.3	2,914.3

The increase in financial loans interpretation I4 for €84.3 million results from the BOT projects in Brussels and The Hague (Water). Reimbursements relate to €(82.8) million in cogeneration.

Derivatives instruments include fair value hedges of financial debt for €301 million as of June 30, 2005 and €284 million as of December 31, 2004.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	15/45

I.G.       CURRENT FINANCIAL ASSETS

(€ millions)	June 30,	December 31,
	2005	2004
Financial loans Interpretation I4	164.3	133.0
Others short term financial loans	270.5	333.0
Net marketable securities	59.4	189.7

Current others financial assets	494.2	655.7

The €130.3 million decrease in net marketable securities is due mainly to disposals of mutual funds for €117 million.

I.H.       CASH AND CASH EQUIVALENTS

Cash and cash equivalents amount to €3,171 million at June 30, 2005 versus €4,660 million at December 31, 2004.

(€ millions)	June 30,	December 31 ,
	2005	2004
Cash	1,177.8	948.4
Monetary instruments	1,553.8	3,228.9
Other instruments of short-term cash	439.5	483.0

Cash and cash equivalents	3,171.1	4,660.3

The reduction in cash and cash equivalents is mainly due to the repayment of outstanding bonds (OCEANEs) in amount of €1,535 million (see Note I.J debt section current financial liabilities)

I.I.       MINORITY INTERESTS

(€ millions)	June 30,
2005
Minority interests beginning	1,782.5
Changes in consolidation's scope	110.7
Minority interests in income of consolidated subsidiaries	108.6
Dividends paid by consolidated subsidiaries	(100.8)
Impact of foreign currency fluctuations in minority interests	5.9
Others Changes	(0.8)
Minority interests ending	1,906.1

The variation mainly derives from minority interest in the company holding the Braunschweig contract.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	16/45

I.J.       DEBT

Long-term financial debt

The principal components of long-term financial debt are as follows:

(€ millions)		June 30,	December 31,
		2005	2004
EMTN	(a)	6,263.9	5,538.7
Us Private placement	(b)	349.5	309.5
Three Valleys		293.5	280.6
Montgomery		81.0	71.8
Tyseley		66.3	85.6
Berliner Wasser Betriebe	(c)	1,874.9	1,340.1
Syndicated credit in CZK	(d)	266.4	262.6
Capital lease		857.8	892.6
Special purposes entities		364.6	364.6
Veolia Water France securitization		319.1	334.2
Public authority loans (concessions)		138.5	112.7
COGEVOLT		445.3	561.5
TSAR	(e)	-	298.0
Other debt (unit amount < €100 million)		1,683.4	1,603.3

Total		13,004.2	12,055.8

(a)	At June 30, 2005, bonds issued under the EMTN program totaled €6,764.2 million of which €6,263.9 million was due to expire in more than one year. Revaluation at fair value of non current debt is €275.3 million.
During the first half of 2005, VE issued notes under its EMTN program totaling €641.3 million, the average maturity of which was 10 years, which broke down as follows:
	-	€600 million issuance linked to European inflation, with maturity on June 17, 2015 and nominal rate of 1.75%. Amortization cost amounts to €596.2 million as of June 30, 2005.

	-	$50 million issuance, with maturity on June 30, 2015 and a nominal rate of 4.685%. Amortization cost amounts to €40.4 million as of June 30, 2005.

(b)	The US private placement in the United States amounts to €349.5 million (including €12 million of revaluation at fair value) as of June 30,2005.

(c)	The "Berliner Wasser Betriebe"debt break down as follows:
	-	The outstanding debt carried by operating companies amounts to €1,274.9 million at June 30, 2005 versus €1,040.1 million at December 31, 2004.
	-	The acquisition debt amounts to €600 million at June 30, 2005 . The part of the acquisition debt (€300 million) that matured on January 31, 2005 was refinanced on January 13, 2005 for a 3-year term and has been reclassified in long-term debt.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	17/45

(d)	This syndicated credit, arranged by Crédit Lyonnais, ING Bank et Komercni Banka, for the benefit of Veolia Environnement and an amount of CZK 8,000 million crowns falls due completely on November 7, 2008. At June 30, 2005, the syndicated credit is fully drawn (€266.4 million). The purpose of this syndicated credit is to finance Czech activities of the Group. It has been refinanced on July 29, 2005 for CZK 12,000 million.

(e)	VEFO redeemed the TSARs on March 31, 2005 for €300 million.

The breakdown of the original financial debts long-term by currency is as follows :

(€ millions)	June 30,	December 31,
	2005	2004
Euro	10,614.9	9,922.8
U.S Dollar	673.6	480.6
Pound Sterling	517.9	527.8
Czech Crowns	372.7	370.3
Australian Dollar	152.4	97.7
Korean Won	134.8	134.2
Norwegian Crown	58.7	55.8
Others	479.2	466.6

Total	13,004.2	12,055.8

The increase in long-term debt denominated in euro of €692.1 million during the first half of the year results primarily from:

-	Issuance of bonds linked to European inflation for €600 million.
-	Refinancing of the acquisition debt of Berlin for €300 million (consolidated contribution).

The early redemption of the TSARs on March 31, 2005 for €300 million partly offset the increase in debt during the first half of 2005.

The breakdown of long-term financial debts by maturity is as follows:

(€ millions)	June 30,	December 31,
	2005	2004
Due between one and two years	1,285.0	1,404.0
Due between two and five years	4,390.8	4,205.6
Due after five years	7,328.4	646.2

Total	13,004.2	12,055.8

Current financial liabilities

The amount of financial liabilities amounts to €3,440.5 million on June 30, 2005 compared to €5,426.1 million on December 31, 2004. The reduction of €1,986 million is due to the repayment of outstanding OCEANEs in the amount of €1,535 million on January 1, 2005, as well as the refinancing of €300 million of debt related to the Berlin acquisition (for a 3-year period), fallen the January 1, 2005, refinanced on 13 January 2005 in a 3 year debt and reclassified as long-term debt.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	18/45

Undrawn credit lines

The main undrawn credit lines at June 30, 2005 were as follows:

In Veolia Environnement holding:
-	Undrawn "multi purposes" short-term credits lines for €640 million,
-	Undrawn "multi purposes" medium-term credits lines for €450 million,
-	Medium-term syndicated credits for €4,000 million maturing on April 20, 2012.

I.K.       OTHER NON CURRENT LIABILITIES

(€ millions)	June 30,	December 31 ,
	2005	2004
Derivatives instruments	165.5	181.2
Emission rights subsidies	42.8	-
Other non current liabilities	199.5	171.3

Total	407.8	352.5

The emission rights subsidies relates to public subsidies for the emission of greenhouse gases not yet used during the first half year 2005 (see note I.A.8).

I.L.       PROVISIONS

In accordance with IAS37 ( see note I.A.11) provisions with maturity exceeding one year are discounted. This evolution of the rates is as follows :

Change of the rates

	June 30,	December 31,
	2005	2004
Euros
2 to 5 years	2.78%	3.23%
6 to 10 years	3.58%	4.79%
More than 10 years	4.17%	5.16%
Dollars
2 to 5 years	4.24%	2.84%
6 to 10 years	4.71%	4.79%
More than 10 years	5.05%	5.16%
Pound Sterling
2 to 5 years	4.79%	5.42%
6 to 10 years	5.04%	5.67%
More than 10 years	5.12%	5.67%

The discount rates mainly decreased between December 31, 2004 and June 30, 2005.

The actualization of the provisions involves additional allowances.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	19/45

Provisions for liabilities and charges

(€ millions)	June 30,	December 31,
	2005	2004
Current provisions for liabilities and charges	813.3	754.4
Non current provisions for liabilities and charges	814.5	811.0

Additional provision for closure and post closure costs resulting from new commitments, discounting and change in discount rates of the provision impact provisions respectively up to €20.3 million, €8.1 million and €(2.9) million.

The increase in the provision for liabilities and charges is mainly due to the use of the CO² emission rights by the Energy Services Division in the amount of €55.1 million (see note I.A.8).

Provision for employee benefits

(€ millions)	June 30,	December 31,
	2005	2004
Employee benefits > 1 year	351.9	294.7
Employee benefits <1 year	148.0	146.4

The increase in the provision for employee benefits results primarily from additional actuarial losses of €28.7 million, allowances of €12.5 million and change in consolidation scope of €12.8 million.

I.M.       SECTORIAL INFORMATIONS

Within the framework of IAS14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The application of IAS14 does not result differences with French standards. The business segments are Water, Waste Management, Energy Services and Transportation.

Water—the Group manages and operates water and wastewater treatment and distribution systems for public authorities and private companies. The Group is also a designer and manufacturer of water and wastewater treatment equipment and water systems.

Waste Management—the Group collects hazardous and non-hazardous waste and offers related services, including disposal, treatment and recycling.

Energy Services—the Group provides energy management services and offers a wide range of industrial utilities and facilities management services.

Transportation—the Group provides integrated transportation solutions involving bus, train, maritime, tram and other networks.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	20/45

Revenues by segment	June 30,	June 30,	December 31,
(€ millions)	2005	2004	2004

Water	4,207.2	3,697.7	7,777.4
Waste Management	3,162.1	3,048.7	6,214.4
Energy Services	2,690.3	2,492.2	4,919.8
Transportation	2,088.7	1,767.7	3,588.7

Revenues	12,148.3	11,006.3	22,500.3

By geographical area	June 30,	June 30,	December 31,
(€ millions)	2005	2004	2004

France	5,942.0	5,510.1	11,085.0
United Kingdom	775.0	740.4	1,336.2
Germany	875.0	643.8	1,291.0
Rest of Europe	2,351.6	2,079.8	4,378.1
United States of America	927.6	922.2	2,102.8
Rest of the world	1,277.1	1,110.0	2,307.2

Revenues	12,148.3	11,006.3	22,500.3

Operating income by segment	June 30	June 30,	December 31,
(€ millions)	2005	2004	2004

Water	459.0	354.4	799.5
Waste Management	247.5	222.3	467.6
Energy Services	225.1	201.8	253.3
Transportation	60.1	56.7	31.3
Holdings	(38.9)	(46.0)	(71.1)

Operating income	952.8	789.2	1,480.6

I.N.       OTHERS COMPONENTS OF INCOME STATEMENT

Personnel charges

Personnel charges amount to €3,958 million in the first half of 2005 versus €3,913 million in the first half 2004, excluding activities in the process of being sold.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	21/45

Cost of net financial debt

(€ millions)	June 30	June 30	December 31,
	2005	2004	2004

Income	42.2	40.7	97.0
Expense	(366.3)	(375.1)	(829.1)

Total	(324.1)	(334.4)	(732.1)

Income tax

(€ millions)	June 30	June 30
	2005	2004

Current tax	(169.3)	(149.8)
France	(63.5)	(70.1)
Other countries	(105.8)	(79.7)
Deferred tax	(67.4)	(35.3)
France	(9.3)	(42.3)
Other countries	(58.1)	7.0

Total	(236.7)	(185.1)

The computation of the income tax is based on effective tax rate method for the first half year 2005, which consists of multiplying accounting income before tax by the expected tax rate for the full year.

I.O. COMMITMENTS AND CONTINGENCIES

Specific commitments given

Southern Water operation

In 2003, the company refinanced its investment in Southern Water. As a result, the company signed a first contract with Société Générale Bank Trust (“SGBT”) on June 30, 2003 and a second contract with CDC Ixis on July 18, 2003. The terms are as follows:

SGBT and CDC Ixis each subscribed for £110 million of preferred shares without voting rights issued by Southern Water and previously acquired by Veolia Water UK,

SGBT and CDC Ixis each hold a put option, maturing in 5 years, allowing them to sell the preferred shares without voting rights to Veolia Environnement at an average exercise price based on a price adjusted by an annual yield of 5.5%.

The put options relate to unlisted company whose fair value cannot be reliably estimated. As of June 30, 2005 there is no impairment on the put.

Agreements with EDF

EDF entered into a call option with the Group on Dalkia shares in case of a takeover bid on the Group by a competitor of EDF.

Furthermore, the Group entered into a call option with EDF on its Dalkia shares in case of a change in EDF’s status or a takeover bid on EDF by a competitor of Veolia Environnement. The share price is to be determined by an independent expert if there is no agreement.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	22/45

EDF and Veolia Environnement each hold call options and put options which would allow, in case of exercise by one of the parties, EDF to own 50% of the equity and voting rights of Dalkia. Exercise of these options is subject to the liberalization of the electricity market in France.

The agreement is presently under review and was the subject of a press releases in July 2005 (see note I.Q).

  Replacement engagement

  The Group and its water distribution and energy services subsidiaries, as part of their contractual obligations through public services contracts and in return for the revenue they receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The Group forecasts the expenditures required in this regard over the remaining duration of the relevant contracts. The accumulated expenditure forecast is estimated at €2.3 billion(€1.8 billion for water and €0.5 billion for energy). These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period,according to the contract terms.
  Performance Bonds issued for U.S. subsidiaries

  Insurance companies have issued performance guarantees in connection with the activities of the Group’s U.S. subsidiaries (operational guarantees, guarantees of site restoration), which have been underwritten by Veolia Environnement SA up to a maximum amount of $1.4 billion ($0.1 billion at June 30, 2005).
  Specific Berlin contract engagement

  Under the Berlin water contract, the Group may be obligated to pay approximately €610 million (at50%) to previous land owners, not indemnified by the Berlin government, who present claims for payments. The commitment results from the former situation of the eastern side of Berlin in which water pipes may run under private property.

Timetable of the specific commitments given

Specific engagement given	December	June 30,		Maturity
(€ millions)	31,	2005
	2004
			June 30,	1 to 5	More
				years	than 5
					years

Put Southern Water	312	326		326
Water replacement engagement	1,756	1,827	435	733	659
Energy Services replacement engagement	530	530	61	243	226
Performance bonds issued for US	147	148	8		140
subsidiaries
Specific Berlin contract engagement	610	610			610

Total	3,355	3,441	504	1,302	1,635

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	23/45

Others commitments given

Other commitments given do not include either the valuable securities given against the loan guarantee (see note I.P) nor the specific commitments mentioned above.

In conformity with the recommendation of the AMF, detail on other commitments given is as follows:

(€ millions)	December	June 30,		Maturity
	31,	2005
	2004
			June 30,	1 to 5 years	More than 5
					years

Operational guarantees	2,713.9	2,838.2	543.3	1,206.0	1,088.9
Financial guarantees
Debt guarantees	154.7	241.6	52.1	72.0	117.6
Warranty obligations given	488.7	545.1	71.1	139.3	334.7
Commitments given
Obligations to buy	101.0	249.1*	173.0	64.3	11.8
Obligations to sell	28.5	8.7	8.7
Other commitments given
Letters of credit	306.5	275.5	94.7	15.4	165.4
Other commitments given	806.9	779.4	144.0	248.9	386.5

Total	4,600.2	4,937.6	1,086.8	1,745.9	2,104.9

*	Including €168.9 million representing commitment to acquire Lodz contract under process since April 2005 and finalized in August 2005.

Operational guarantees (performance bonds): In the course of their normal activities, the Group’s subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties.

This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees: These relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, companies accounted for under the equity method, or companies consolidated through proportional consolidation.

Warrantly obligations given: These primarily include guarantees linked to Water disposals in the United States for €359 million, to Bonna disposals for €65.2 million and to the disposal of Connex Transport UK for €24.2 million.

Letters of credit: The amount of the credit line given by a bank or financial institution which has not been drawn against.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	24/45

Other commitments given are distributed by division as follows :

(€ millions)	June 30,	December 31,
	2005	2004
Water	2,277.0	2,334.4
Waste Management	669.9	645.2
Energy Services	720.1	497.7
Transportation	241.1	216.7
Proactiva	11.5	12.9
Holding	978.3	859.3
Others	39.7	34.0

Total	4,937.6	4,600.2

Operating leases and capital leases

The Group uses capital leases in order to finance certain operating assets and investment properties. The Group has capitalized these assets and recorded the principal portion of the related capital leases as long-term debt at its present value (€857.8 million) (see note I.J.). Payments under these capital lease obligations at June 30, 2005 and at December 31, 2004 represent €1.2 billon and €1.1 billion respectively. Furthermore, the Group uses operating leases (mainly for transportation equipment and treatment plants).

As of June 30,2005, minimum future payments for these contracts amounted to:

(€ millions)		Capital leases
	Operating leases	(balance sheet)
2006	452.0	194.0
2007	347.3	145.5
2008	304.4	122.4
2009	209.0	105.3
2010	133.5	92.6
2011 and later years	262.4	493.4

Total minimum future capital lease payments	1,708.6	1,153.2

Less amounts representing interest		166.9

Present value of net minimum future capital lease payment		986.3

Litigation (other than those specifically accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known by the Group and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Group’s financial position or results of operations.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	25/45

Commitments received

(€ millions)	June 30,	December 31,
	2005	2004
Commitments received	1,576.4	1,031.3
Debt guarantees	151.5	101.8
Warrantly obligations received	28.2	30.2
Other engagements received	1,396.7*	899.3

*	Including €630.5 million relating to commitments on EDF’s electric contracts and €597.5 million relating to the receipt of emission rights for 2006 (€298.6 million) and 2007 (€298.9 million).

I.P.      BANK BORROWINGS SUPPORTED BY COLLATERAL GUARANTEES

At June 30, 2005, €715 million in bank borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in € millions):

Type of collateral guarantees / mortgage	Amount	Total amount	%
	pledged (a)	on the balance	(a) / (b)
		sheet (b)

On intangible assets	2	1,255	0.16%
On tangible assets	260	11,657	2.23%
On financial assets	414	-	-

Total non-current assets	676	-	-

On current assets	39	13,570	0.29%

Total assets	715	-	-

*	As financial assets pledged as collateral are essentially stocks on consolidated subsidiaries, the assets pledged/total balance sheet item ratio is not meaningful.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	26/45

The breakdown of collateral by maturity is as follows:

(€ millions)	December	June 30,	Maturity
	31, 2004	2005

			Less than	1 to 5	More
			1 year	years	than 5
					years
Intangible assets	1	2	-	2	-
Tangible assets	253	260	35	80	145
Mortgages	92	101	3	1	97
Other tangible assets (1)	161	159	32	79	48
Financial assets	374	414	-	93	321
Shenzen (2)(4)	89	100	-	-	100
Samsung VW Inchon (2)(4)	48	61	-	-	61
Delfluent (2)(4)	40	60	-	-	60
Chengdu (2)(4)	47	50	-	-	50
Crivina (2)(4)	26	42	-	-	42
VW Industrial Dv pt (2)(4)	47	36		36	-
VW Korean Daesan (3)(4)	35	32	-	32	-
Cle Brazil	16	16	-	16	-
Connex Regiobahn	9	9	-	9	-
Technoborgo (2)(4)	5	5	-	-	5
Taitung (2)(5)	3	3	-	-	3
PPC (2)	9	-	-	-
Current assets	38	39	1	6	32
Accounts receivable	24	25	-	3	22
Other tangible assets (inventories)	14	14	1	3	10

Total	666	715	36	181	498

(1)	Mainly equipment and traveling system.

(2)	100% of equity pledged as collateral.

(3)	95% of equity pledged as collateral.

(4)	Securities consolidated at June 30, 2005.

(5)	Equity method investments as of June 30, 2005.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	27/45

I.Q. SUBSEQUENT EVENTS

Evolution of the partnership between EDF and Veolia Environnement

In connection with the agreement signed in December 2000, EDF and Veolia Environnement are currently engaged in discussions on future changes in their industrial and commercial partnership and the shareholders’ agreement related to their respective shareholdings in Dalkia.

In accordance with this partnership agreement, EDF has a call option allowing it to increase its shareholding in Dalkia up to 50%, subject to a certain number of conditions being met. The terms and conditions of this option were clarified on April 19, 2005 in an amendment agreement.

In this context, EDF has exercised on July 28, 2005, as a precautionary measure, the call option that was granted to it until July 31, 2005.

However, this option will be deemed to have been definitively exercised, if and when the parties enter into a formal agreement relating to, inter alia, the reorganization of their relations arising from their industrial and commercial agreement and of their rights and obligations under the shareholders’ agreement, including the rules of corporate governance.

If no agreement were to be reached on September 30, 2005 at the latest, the option would automatically expire and would be of no further force and effect; the original partnership would not be affected in any other respect.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	28/45

II.	MANAGEMENT REPORT

II.A. BUSINESS ACTIVITY DURING THE FIRST HALF OF 2005

II.A.1. FOCUSED ON ITS CORE BUSINESS, THE GROUP HAS PURSUED ITS DEVELOPMENT

Two contracts in particular had a significant impact on the Group's activity:

  The finalization of the acquisition under the Braunschweig contract (involving water, heating, gas distribution and electricity services) for a price of €374 million and yielding revenues for the first half of 2005 of €195 million.
  The commencement of operations under a one-year urban transport contract in Toulouse while the group awaits a new solicitation of public bids. Revenues under this contract amounted to €55 million for the first half 2005.

The Group also won other contracts during the first part of 2005, which are expected to have a material impact on the results at the time that operations under such contracts begin:

  In March 2005, Onyx was awarded the only electricity production project relying on biogascollection and recovery from household and non-hazardous industrial waste in the "BiomassBiogas" competitive bid organized by the French Ministry for Industry and the Commission deRégulation de l'Electricité (CRE) to promote renewable energies. Operations under this 15-yearcontract will begin at the end of 2006, with total revenues during the contract term expected toexceed €160 million.
  On March 29, 2005 PSA Peugeot Citroën, the second largest European car manufacturer, entrusted Veolia Environnement the management of environment services at its new factory in Trnava(Slovakia). This 8-year contract is expected to generate total revenues during the contract term of€60 million.
  In April 2005, the York transport authority (York Regional Transit) awarded Connex, the transport division of Veolia Environnement, the operation of the express right-of-way bus network in York in the suburbs of Toronto (Ontario province), Canada. The renewable 5-year operating contract that starts as of September 2005 is expected to generate total revenues during the contract term of approximately €62 million.
  In June 2005, Veolia Water was awarded a major contract to supply water services by the HradecKralove water company, the public water authority of Eastern Bohemia (Czech Republic).This contract covers drinking water production and distribution, customer relations, as well as wastewater collection and treatment. The 30-year contract is expected to generate total revenues during the contract term in excess of €525 million.
  The Group won various water contracts in Italy from the ENEL company, representing an investment of €37 million and revenues for the first half of 2005 of €21 million.
  In July 2005, Onyx won a 26-year contract in Notthinghamshire country (Great Britain), expected to generate total revenues during the contract term of approximately of €1.2 billion.
  In August 2005, Dalkia signed a contract for the purchase of a company that manages urban heating for the town of Lodz (Poland) and and the production of heat and electricity through cogeneration. This contract expected to generate annual revenue of €167 million.
  In September 2005, Veolia Water won two new management contracts for wastewater treatment plants in China (with terms of 23 years and 25 years, respectively), expected to generate total revenues of €340 million.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	29/45

II.A.2.      CONTINUATION OF THE REVIEW OF ASSETS

During thee first quarter of 2005, Veolia Environnement sold the nuclear maintenance activity of its Energy division for €17 million.

The first half of 2005 was also marked by the finalization of the sale of CBM ( trading of spare parts for buses) for a price of €31.5 million.

Finally, the Group sold its minority in Acque Potabili company in Italy for €21 million.

II.A.3.      IMPROVEMENT IN MOODY ’S RATING

Following its annual review, Moody’s raised the Group’s long-term financial debt rating from Baa1 to A3 in June 2005.

II.A.4.       EVOLUTION OF THE PARTNERSHIP BETWEEN EDF AND VEOLIA ENVIRONNEMENT

In connection with the agreement signed in December 2000, EDF and Veolia Environnement are currently engaged in discussions on future changes in their industrial and commercial partnership and the shareholders’ agreement related to their respective shareholdings in Dalkia.

In accordance with this partnership agreement, EDF has a call option allowing it to increase its shareholding in Dalkia up to 50%, subject to a certain number of conditions being met. The terms and conditions of this option were clarified on April 19, 2005 in an amendment agreement.

In this context, EDF has exercised on July 28, 2005, as a precautionary measure, the call option that was granted to it until July 31, 2005.

However, this option will be deemed to have been definitively exercised, if and when the parties enter into a formal agreement relating to, inter alia, the reorganization of their relations arising from their industrial and commercial agreement and of their rights and obligations under the shareholders’ agreement, including the rules of corporate governance.

If no agreement were to be reached on September 30, 2005 at the latest, the option would automatically expire and would be of no further force and effect; the original partnership would not be affected in any other respect.

II.B.         ACCOUNTING AND FINANCIAL INFORMATION

II.B.1.          DEFINITIONS

The term « organic growth » covers the growth resulting from :

Expansion of existing contractual arrangements through increases in prices and/or volumes delivered;
New contracts won;
Acquisitions of assets for dedicated use in a particular project or contract.

The term "external growth" relates to growth resulting from acquisitions (net of disposals) of entities that hold multiple contracts and assets used in one or more markets.

Net recurring income is defined as follows: recurring part of the operating income + the recurring part of financial components + equity in net income of affiliates + recurring part of the minority interests + normative taxes on these results.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	30/45

II.B.2.         REVENUES

II.B.2.1.      General comment

June 30, 2005 (€ millions)	June 30,2004 (€ millions)	Variation 2005/2004	Of which organic growth	Of which external growth	Effect of exchange rates

12,148.3	11,006.3	10.4%	9.2%	1.2%	-

The sales turnover consolidated of the Group, in progression of 10.4% result in €12,148.3 million against €11, 006.3 million at June 30, 2004. The organic growth amounts 9.2% . The share of the sales turnover realized with the International activities reaches €6,206.3 million, that is to say 51% of the total.

II.B.2.2.       Revenues by segment

(€ millions)	June 30,	June
	2005	2004
Water	4,207.2	3,697.7
Waste Management	3,162.1	3,048.7
Energy Services	2,690.3	2,492.2
Transportation	2,088.7	1,767.7

Revenues	12,148.3	11,006.3

WATER

June 30, 2005 (€ millions)	June 30, 2004 (€ millions)	Variation 2005/2004	Of which organic growth	Of which external growth	Effect of exchange rates

4,207.2	3,697.7	13.8%	12.2%	1.4%	0.2%

The external growth of 1.4% comes primarily from an acquisition in the engineering carried out by Veolia Water Systems.

  In France, strong recorded growth (+5.9%) was obtained thanks to the continuation of the growth of the work activity and the good performance of the distribution activity.
  In International, except Veolia Water Systems, the sales turnover is into rising sharply (+23.1%with exchange and constant perimeter). In Europe (+33.2% with constant exchange) the strong growth is carried by the starting in Germany of the contract Braunschweig, impact of the other new contracts signed during last month (in Czech Republic) and effects of the tariff rises in Great Britain. In Asia/ Oceania, the strong growth of the activity is largely drawn by the implementation from the contract of Schenzhen.
  Veolia Water Systems posts a appreciable sales turnover increase compared to the six first months of 2004 thanks to the good behaviour of the entire activities in France as to International and to the acquisition of Berkefeld (Germany).

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	31/45

WASTE  MANAGEMENT

June 30,	June 30,	Variation 2005/2004	Of which	Of which	Effect of
2005	2004		organic	external	exchange
(€ millions)	(€ millions)		growth	growth	rates

3,162.1	3,048.7	3.7%	4.4%	0.2%	(0.9)%

  In Waste Management Activity the sales turnover in France increases of 3% (including 2.8% of organic growth) after the growth resumption recorded during the year 2004. A better performance recorded in industrial Waste Activity and the starting of new contracts of collection and cleaning allowed an acceleration during the second six-month period.
  In International, the progression of +4.3% (including 5.8% of organic growth) is particulary marked on the one hand in the United Kingdom because of the rise of tonnage and the powerfull rise of the great integrated contracts and on the other hand because of the strong growth recorded in the Asia/Pacific zone (+13.2%). In North America, obtaining new contracts and good volumes in toxic waste and a strong level of activity in the industrial services made it possible to record a satisfactory performance.

ENERGY SERVICES

June 30,	June 30,	Variation 2005/2004	Of which	Of which	Effect of
2005	2004		organic	external	exchange
(€ millions)	(€ millions)		growth	growth	rates

2,690.3	2,492.2	7.9%	7.1%	-	0.8%

  In Energy services Division, the sales turnover in France (7.4% of organic growth) profits mainly from the raising of prices of energy in the thermal activity.
  In International (6.6% of organic growth), the progression is primarily fed by the countries of Eastern Europe (+27.9% with perimeter and constant exchange) in particular in Poland, Hungary and Romania because of the full effect of new contracts.

TRANSPORTATION

June 30,	June 30,	Variation 2005/2004	Of which	Of which	Effect of
2005	2004		organic	external	exchange
(€ millions)	(€ millions)		growth	growth	rates

2,088.7	1,767.7	18.2%	13.6%	13.6%	0.2%

  In Transportation division, the rise of the sales turnover is marked in France (17.1% of organic growth) by the effect of the starting of the contract of Toulouse at January 1, 2005 and the renewals and extensions occurred in 2004 (Nice, Saint-Etienne).
  In International (+11.1% of organic growth), the sales turnover profits from the new contract of Melbourne and other contracts won in Australia and North America.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	32/45

II.B.2.3.       By geographical area

(€ millions)	June 30,	June 30,	Growth
	2005	2004	rate
France	5,942.0	5,510.1	7.8%
Great Britain	775.0	740.4	4.7%
Germany	875.0	643.8	35.9%
Other Europe	2,351.6	2,079.8	13.1%
United States	927.6	922.2	0.5%
Rest of the world	1,277.1	1,110.0	15.1%

Revenues	12,148.3	11,006.3	10.4%

France

The 7.8% increase is primarily due to the activities in the Water, Energy and Transport divisions.

Germany

The 35.9% increase is related to the consolidation of the company that holds the Braunschweig contract in Germany (Water).

Europe - Other

The 13.1% increase is due to favorable climatic effects in the Energy division, and to the full effect of the acquisitions in 2004 in the Transport and Energy divisions.

United States

There is stability despite the effects of an unfavorable dollar exchange rate (-4.6%); due primarily to the good performance of operational activities in the Water division, to the new contracts signed in Waste Management division and to various acquisitions in the Transport division.

Rest of world

The 15.1% increase is due in particular to the full effects of the Melbourne contract (Transport) in Australia as well as new contracts in Asia, especially in the Water division.

II.B.3.        OTHER COMPONENTS OF T HE INCOME STATEMENT

II.B.3.1.     Operating income

(€ millions)	June	June	Growth rate	December
	30,	30,		31,
	2005	2004		2004

Water	459.0	354.4	29.5%	799.5
Waste Management	247.5	222.3	11.3%	467.6
Energy Services	225.1	201.8	11.5%	253.3
Transportation	60.1	56.7	6.0%	31.3
Holdings	(38.9)	(46.0)		(71.1)

Operating income	952.8	789.2	20.7%	1480.6

Impact of currency exchanges	(5.6)

Non recurring components	(4.5)	28.8		139.0

Recurrent operating income	942.7	818.0	15.2%	1616.9

Operating income increased by 20.7% and by 15.2% at constant exchange rates, excluding non-recurring items.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	33/45

WATER

In the first half of 2005, operating income rose to €459.0 million, compared to €354.4 million in the first half of 2004. This represents an increase of 29.5% or 17.0% at constant exchange rates and excluding non-recurring items. Non-recurring items at June 30, 2004 related to the €34.9 million provision booked for the sale of Berlikomm, subsidiary of the holding that holds the Berlin contract, which was finalized at the end of 2004.

In France, operating income benefited from solid business activity from ongoing efforts to improve operating performance.

Outside France, the growth in profitability was primarily related to the commencement of operations under the Braunschweig contract, tariff increases in Great Britain and the implementation of profitability enhancement plans across various entities. The engineering and technological solutions business line also demonstrated improvement.

WASTE MANAGEMENT

Operating income rose from €222.3 million to €247.5 million, which is an increase of 11.3% or 12.4% at constant exchange rates, despite an increase in fuel costs.

The improvement in operating performance in France was due to the impact of prior restructuring measures and improvements taken to enhance productivity.

Outside of France, the rise in operating income was especially pronounced in United Kingdom due to the growth in integrated contracts in continental Europe due to the favorable effect of the sale of a contract.

In the United States, growth was strong in the in industrial services, toxic waste and solid waste businesses.

ENERGY

Operating income in the Energy division rose to €225.1 million, up 11.5% or 10.7% at constant exchange rates and excluding non-recurring items. Non-recurring items at June 30, 2005 related to the capital gain on the sale of the nuclear maintenance business (€4.5 million) and at June 30, 2004 related to a write-back of negative goodwill for €6.1 million.

The thermal services France showed strong growth. In the heat distribution business, rising energy prices have had a slight positive effect on margins.

Outside of France, results were strong in the Baltic states, Belgium and Italy and benefited from the full effect of new contracts in Central Europe.

TRANSPORT

Operating income in the Transport division rose to €60.1 million, up 6.0% or 5.6% at constant exchange rates.

Despite increased fuel costs in France, the increase in profitability is continuing.

Outside France, improvement that occurred during 2004 is continuing in 2005.

II.B.3.2.   Cost of net financial debt

(€ millions)	June 30,	June 30,
	2005	2004
Incomes	42.2	40.7
Expenses	(366.3)	(375.1)

Total	(324.1)	(334.4)

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	34/45

The cost of net financial debt represents the cost of the financial debt minus available cash.

The cost includes the recognition of the revaluation of derivative instruments that were not qualified as hedges: this cost, which is volatile by nature, had a positive balance of €35 million on June 30, 2004, and was also positive at €10 million on June 30, 2005.

The drop in the cost of net financial debt is a result of the decrease in debt following the disposals that took place during the second half of 2004. Taking these items into account, the average borrowing rate is 5.0%, which is in line with that for the fiscal year 2004 (5%) but up slightly compared to the first half of 2004 (4.8%) . This small increase is the result of an extension in the average debt maturity and from setting up fixed-rate hedges in 2004.

II.B.3.3.     Other financial incomes and expenses

Other financial incomes and expenses declined to €30 million from €70 million. During the first half of fiscal 2004, Dalkia booked a capital gain of €44.4 million on the sale of VINCI securities.

Other financial incomes and expenses on June 30, 2005 includes €19.3 million in revenue on receivables and dividends as well as a positive exchange rate gain of €9.7 million.

II.B.3.4.     Income taxes

In the first half of 2005, the Group had a consolidated net burden of €(236.7) million (€(169.3) million in tax liability and €(67.4) million in deferred tax) compared to €(185.1) million in the first half of 2004 (€(149.8) million in tax liability and €(35.3) million in deferred taxes). The overall increase in the tax burden is a result of the growth in operating income, while the reduction in the tax liability in France is a result of taxable capital gains in the first half of 2004 (sale of VINCI securities in 2004).

Income tax for fiscal year 2004 stood at €(184.1) million. Stability in relation to the first half of 2004 could be explained by the additional capitalization of losses carried forward, taking the earnings outlook of certain entities into consideration.

II.B.3.5.     Net income from discontinued operations

During the first half of 2004, the Group recognized net income of the FCC group, the equipment business and short-term services of US Filter as well as that of Culligan. Since these businesses were discontinued in the second half of 2004, this income only represents operations for the first half of 2004. Total net income for 2004 stands at €(105.7) million, including capital losses (€(96.2) million) and the tax effects (€(92.5) million).

II.B.3.6.     Minority interests

The increase in minority interests from €(89.2) million on June 30, 2004 to €(108.5) million reveals the growth of before-tax income, especially pertaining to the holding that holds the Berlin water contract that was allocated to the first half of 2004 by the provision that was booked pertaining to the disposal of the Berlikomm company.

II.B.3.7.     Consolidated net income

Consolidated net income of the Group was €319.1 million, compared to €349.1 million at June 30, 2004. The recurring net income (see definition at paragraph II.B.1) was €318.6 million at June 30, 2005 compared to €253.0 million at June 30, 2004.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	35/45

Taking into account the average number of outstanding shares (which totalled €390,258,551 at June 30, 2005 and 396,007,320 at June 30, 2004), consolidated net income per share amounted to €0.82 at June 30,2005 compared to €0.88 at June 30, 2004. The recurring net income per share amounted to €0.82 in 2005, versus €0.64 at June 30, 2004.

First half-year of 2005	Recurring	Non	Total	Comments
(€ millions)		recurring

Operating income	948.3	4.5	952.8	II.B.3.1
Cost of net financial debt	(324.1)		(324.1)	II.B.3.2
Other financial income and expenses	30.0		30.0	II.B.3.3
Income tax	(234.2)	(2,5)	(236.7)	II.B.3.4
Equity in net income of affiliates	5.6		5.6
Income from discontinued operations
Minority interests	(107.0)	(1.5)	(108.5)	II.B.3.6

Consolidated net income	318.6	0.5	319.1

First half –year of 2004	Recurring	Non	Total	Comments
(€ millions)		recurring

Operating income	818.0	(28.8)	789.2	II.B.3.1
Cost of net financial debt	(334.4)		(334.4)	II.B.3.2
Other financial income and expenses	25.9	44.4	70.3	II.B.3.3
Income tax	(181.1)	(4.0)	(185.1)	II.B.3.4
Equity in net income of affiliates	14.4		14.4
Income from discontinued operations		83,9	83.9	III.B.6
Minority interests	(89.8)	0.6	(89.2)	II.B.3.6

Consolidated net income	253.0	96.1	349.1

The recurring net income rose from €253.0 million to €318.6 million, or 25.9% . This rise resulted from the improvement in operating income and control over financing cost.

II.C.         FINANCING

II.C.1.          Cash flow statement

Cash flow from operations is down from €1,839.6 million in the first half of 2004 to €1,785.7 million in the first half of 2005. Excluding the cash flow from operations of business in the process of discontinuation in the first half of 2004 (€248.6 million), it is up 12.2%, reflecting improvement in the group's performance. Cash flow from operations, in the sense of the definition recommended by the CNC, excludes the tax and effects of financing operation.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	36/45

Cash flow provided by operating activities is down, dropping from €1,731.2 million in the first half of 2004 to €1,413.9 million in the first half of 2005. Other than the change in cash flow from operations, the drop is due to the negative effects in the change in the working capital requirement, €(195.8) million in the first half of 2005, compared to €44.6 million in the first half of 2004, due to the increase in activity and seasonal events affecting accounts receivable.

Cash flow provided by investing activities stands at €(975.4) million compared to €(741.7) million in the first half of 2004. The €233.7 million increase primarily relates to an investment in the company holding the Braunschweig contract for €330.4 million, offset by a slight drop in industrial investment. Sales of industrial assets are down 112.2 million euros, with the first half of 2004 marked by the sale of American farmlands (€67 million) and railroad assets within the framework of the new Melbourne contract (€69 million). The increase in disposals of financial assets for €67 million results from the sales of the nuclear maintenance businesses of Dalkia (€17 million), CBM (€31.5 million) and Acque Potabili (€21 million).

Cash provided by operating activities increased from €(1,188.5) million to €(2,178.1) million. This €(989.6) million increase can be explained by the redemption of OCEANEs in the amount of €1.5 billion and TSARs for €0.3 billion, offset by the issue of bonds indexed on inflation for €0.6 billion.

"Free cash-flow" before major projects is defined as: cash flow from operations +/- deduction in the change of working capital requirement - tax + asset disposals – investment excluding investment projects +/- changes in scope. It has reached €306 million. In 2004, it had reached €563 million due to the improvement in working capital requirements.

Considering the change in the flows described above and the redemption of the TSARs and OCEANEs and the issue of bonds indexed to inflation, the closing cash position at June 30, 2005 was €2,629.7 million, compared to €4,240.2 million at December 31, 2004.

II.C.2.       Capital expenditures, financial investments and receivables IFRIC 4

(€ millions)	New I4 receivables		Capital expenditures		Financial Inv.

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004	2005	2004
Water	73	69	400	370	442	28
Waste Management	2		275	260	18	22
Energy	9	29	115	97	16	71
Transportation			66	69	62	24
Proactiva			5	7
Others			6	3	4

TOTAL	84	98	867	806	542	145

Net of cash of new companies, financial investments amount to €460 million.

Approximately €620 million was dedicated to the replacement and maintenance of industrial tool and €789 million to the growth of the Group, mainly outside of France. The principal growth investments related to:

  Water: Braunschweig for €374 million, and various projects of development in Italy and Asia;
  The Waste Management division with various great projects in France and United Kingdom on incineration factories for €95 million;
  The Transportation division has various development projects totalling €62 million.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	37/45

II.C.3.       Outstanding financial debt

		December
(€ millions)	June 30,	31,
	2005	2004
Financial long-term debts, non current	13,004.2	12,055.8
Short-term financial debts, current	3,440.5	5,426.1
Bank overdraft	541.4	420.1

Sub-total financial debts	16,986.1	17,902.0

Cash and cash equivalents	(3,171.1)	(4,660.3)
Fair value impact of hedging derivatives	(300.9)	(284.0)

Net debt	13,514.1	12,957.7

Long-term and short-term financial loans and	(2,663.0)	(2,764.0)
marketable securities

Net economic debt	10,851.1	10,193.7

II.D.       STATUTARY ACCOUNTS OF THE PARENT COMPANY

The company's revenues for the first half of 2005 amounted to €145.9 million versus €145.7 million for the first half of 2004. Income before tax amounted to €260 million to €189.2 million at June 30, 2004.

II.E.        OUTLOOK

In light of these results and given the new contracts signed since the end of the first half of 2005 in the Energy services division in Poland (in Lödz), the Transportation division in the United States (ATC) and in the Water and Waste Management divisions in China, Veolia Environnement maintains its objective of revenue growth in excess of 8% for the full-year 2005. The company also confirms its objective of a double-digit increase in operating income and further progress in improving the ROCE.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	38/45

III. ANALYSIS OF RESTATEMENTS OF INCOME STATEMENT AND CASH FLOW STATEMENT.

       III.A. IFRS INCOME STATEMENT AS OF JUNE 30, 2004

(€ millions)

French GAAP		IFRS

Revenues	14,243.1	Revenues	11,006.3
Costs of sales	(11,798.2)
Selling, general and administrative costs	(1,517.7)	Costs of sales	(8,983.1)
Other operating costs	47.6
= EBIT	974.8	Selling costs	(204.3)

Restructuring costs	(16.1)	General and administrative costs	(1,067.4)

Amortization of goodwill and impairment		Other operating income and costs	37.7
losses recognized on intangible assets with	(97.3)
indefinite life
= Operating income	861.4	Operating income	789.2

Cost of net financial debt	(303.6)	Cost of net financial debt	(334.4)
Other financial income and expenses	15.6
= Operating income less net financial		Other financial income and
expense before tax, equity and minority	573.4		70.3
interests		expenses

Other income and expenses	(66.9)	Income taxes	(185.1)
= Income before tax	506.5
		Equity net income of affiliates	14.4

		Net income before discontinued operations	354.4
Income taxes	(224.5)

= Net income before equity and minority	282.0	Net income from discontinued
interests		operations	83.9

Equity in net income of affiliates	29.6	Net income	438.3

Minority interests	(130.2)	Minority interests	(89.2)

= Net income (Group's share)	181.4	Net income (Group's share)	349.1

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	39/45

III.A.1. Revenues

	Water	Waste	Energy	Transpor -	FCC	Total
(€ millions)		Management		tation

Revenues French GAAP	5,370.0	3,049.5	2,552.9	1,782.0	1,488.7	14,243.1

Discontinued operations	(734.3)	-	-	(5.2)	(1,488.7)	(2,228.2)
Repayment of financial receivable in	(10.0)	(7.6)	(57.5)	(5,2)	-	(80.3)
connection with IFRIC4 (1)
Revenues in connection with completion	70.3				-	70.3
method IAS 11 (2)
Charges and taxes paid to public )	(1,007.2)	-	(0.4)	-	-	(1,007.6)
authorities(third-party revenue) (1)
Others	8.9	6.8	(2.8)	(3.9)	-	9.0

Revenues IFRS	3,697.7	3,048.7	2,492.2	1,767.7	-	11,006.3

(1)	See Note I.A.18
(2)	See Note I.A.17

III.A.2. Operating income

(€ millions)	Total	Water	Waste	Energy	Transpor -	Holdings
			Management		tation

EBIT French GAAP	974.8	419.2	212.3	200.2	56.9	86.2

Other income and expenses	(66.9)	(39.2)	1.1	3.3	(1.2)	(30.9)
Restructuring costs	(16.1)	(6.6)	(1.7)	(6.6)	(1.2)	-
Amortization and depreciation of goodwill	(97.2)	(26.5)	(22.5)	(19.9)	(8.4)	(19.9)
and intangible assets with indefinite life

Operating income format IFRS	794.6	346.9	189.2	177.0	46.1	35.4

Amortization and depreciation of goodwill
and intangible assets with indefinite life	83.5	26.5	22.5	26.0	8.4	0.1
(IAS36)
IFRIC4 impacts	4.9	4.8	0.1	0.4	(0.4)	-
Components (IAS16)	(4.7)	-	(3.6)	0.2	(1.3)	-
Others contractual analysis	6.8	6.8	-	-	-	-
Intangible assets (IAS38)	10.5	5.5	5.1	0.2	(0.3)	-
Provisions (IAS37)	9.6	-	8.8	-	0.8	-
Discontinued operations (IFRS5) (1)	(106.9)	(34.4)	-	-	3.1	(75.6)
Others	(9.1)	(1.7)	0.2	(2.0)	0.3	(5.9)

Total impact IFRS restatements	(5.4)	7.5	33.1	24.8	10.6	(81.4)

Operating income IFRS	789.2	354.4	222.3	201.8	56.7	(46.0)

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	40/45

(1)	The profit and loss account under French GAAP for first half year 2004 did not include a separate line for discontinued operations.

The operating income at June 30, 2004 under IFRS includes a depreciation of Berlikomm shares for €35 million in Water division and a badwill release of €6 million in the Czech Republic in Energy services division. These are considered to be non-recurring.

Restatements of revenues and operating result under IFRS affected costs of sales throught:

The reduction of €1 billion with respect to income received on behalf of third parties;
The reduction of depreciation of industrial assets which were reclassified in other financial receivables according to interpretation IFRIC4, the revenues having decreased by €80 million;
The recognition of the revenues on the BOT for €70 million;
The allocation to costs of sales of amortization of goodwill.

III.A.3. Financial components

(€ millions)	Total

Cost of net financial debt French Gaap	(303.6)
+ Stocked & fixed financial expenses	3.5
- Income of financial loans and marketable securities (1)	(51.6)

Cost of net financial debt format IFRS	(351.7)

+ Debt at amortized cost (2)	(24.3)
+ Fair value hedge reassessment (3)	21.7
+ Interests on TSAR(4)	(4.4)
+ Loans annuities(4)	(4.4)
+ Discontinued operations (IFRS5) (5)	19.1
+ Others	9.6

Cost of net financial debt IFRS	(334.4)

Other financial income and expenses French Gaap	15.6
- Stocked and fixed financial expenses	(3.5)
+ Income from loans and marketable securities (1)	51.6

Other financial income and expenses format IFRS	63.7

+ Discounting of provisions	(4.7)
+ Debt at amortized cost(2)	22.4
+ Discontinued operations (IFRS5) (5)	(12.9)
+ Others	1.8

Other financial revenues and expenses IFRS	70.3

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	41/45

(1)	Under IFRS, cost of net financial debt reflects cost of gross financial debt less cash and cash equivalents. As a result financial loans and marketable securities income are reclassified under "Other financial income and expenses".
(2)	See Note I.A.13 on financial debt. Under French GAAP, premium reserve redemption and amortization of borrowing costs regarded as other financial expenses. Under IFRS, they are part of amortized costs.
(3)	See Note I.A.13 on derivatives. Reassessment of derivatives.
(4)	See Note I.L on non current financial debt.
(5)	The profit and loss account under French GAAP for the first half year 2004 did not include a separate line for discontinued aperations.

III.A.4. Tax

	French GAAP	Discontinue
June 2004		operations	Others	IFRS
		(IFRS 5)

Current tax	(202.0)	38.8	13.4	(149.8)
Deferred tax	(22.5)	(6.0)	(6.8)	(35.3)

Total	(224.5)	32.8	6.6	(185.1)

III.A.5. Equity in net income of affiliates

(€ millions)				June 30, 2004

Equity in net income under French GAAP				29.6
Discontinued operations (IFRS5)				(15.6)
Others				0.4

Equity in net income under IFRS				14.4

Discontinued operations relate to affiliates within FCC group.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	42/45

III.A.6. Income from discontinued operations

(€ millions)	June 30,
	2004

Operating income	106.9
Cost of net financial debt	(19.1)
Other financial income and expenses	12.9
Income tax	(32.8)
Equity net income of affiliates	15.6
Minority interests	(44.2)

Net income from discontinued operations under French GAAP	39.3
format IFRS

Amortization and depreciation of goodwill and intangible assets with	19.9
undefinite life (IAS36)
Amortization of tangible assets (IFRS5)	65.0
Minorities on amortization of tangible assets (IFRS5)	(34.6)
Others	(5.7)

Net income from discontinued operations under IFRS	83.9

Comparaison with full year 2004:

(€ millions)	June 30,	December
	2004	31, 2004

Net income of the operations	83.9	89.0
Realized gains and losses		(96.2)
Currency exchange		(6)
Tax effects		(92.5)

Net income from discontinued operations under IFRS	83.9	(105.7)

III.A.7. Minority interests

(€ millions)	June 30,
	2004

Minority interests under French GAAP	(130.2)
Discontinued operations (IFRS5)	44.2
Others	(3.2)

Minority interest under IFRS	(89.2)

Restatements relate to minorities in FCC.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	43/45

III.A.8. Net income of the Group from French GAAP to standard IFRS

June 30,
(€ millions)	2004

Net income under French GAAP	181.4

Amortization and depreciation of goodwill and intangible assets with	103.3
indefinite life

Other impacts on operating income	18.0
Non-amortization on discontinued operations assets (IFRS5)	30.4
Impacts on financial components	23.9
Others	(7.9)

Net income under IFRS	349.1

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	44/45

III.B.       CONSOLIDATED STATEMENTS OF CASH FLOW AS OF JUNE 30, 2004

(€ millions)	French	IFRS
	GAAP
Net income	181.4	349.1
Minority interest	130.2	167.9
Depreciation and amortization	1,096.8	887.7
Financial provisions	55.5	(15.7)
Other estimated profit and expenses		(27.7)
Gains on sales	31.9	(39.3)
Earning of affiliates	(18.0)	(30.1)
Dividends received		(4.7)
Cost of net financial debt		334.4
Taxes		218.0
Deferred taxes	14.4
Prepaid, deferrals and accruals	(21.5)
Others
Cash flow from operations		1,839.6
Increase (decrease) in working capital	(104.2)	44.6
Tax paid		(153.0)
Cash flow provided by operating activities	1,366.5	1,731.2
Purchase of tangible assets	(1,039.0)	(903.4)
Proceeds from tangible assets	207.0	186.3
Purchase of investments	(172.7)	(172.7)
Proceeds from sales of investments	14.2	19.8
Contracts interpretation IFRIC4 :
New loans IFRC4		(98.8)
Loans reimbursements IFRIC4		98.2
Dividends received		16.3
Disbursement on notes receivables	(87.0)	(87.0)
Principal payment on notes receivables	70.9	70.9
Net (increase) decrease in short-term loans	5.7	5.7
Sales and purchases of marketable securities	(259.8)	123.0

Cash flow provided by investing activities	(1,260.7)	(741.7)
Net increase (decrease) in short-term debts	(213.0)	(213.0)
Proceeds from issuance of bonds and other long-term debt	237.8	207.8
Principal payment on bonds and other long-term debt	(676.3)	(676.3)
Net proceeds from issuance of common stock	22.2	21.8
Purchase of treasury shares	5.8	6.2
Dividends paid	(315.3)	(310.6)
Interests paid		(224.4)

Net cash provided by financing activities	(938.8)	(1,188.5)
Cash and cash equivalents beginning	1,852.8	2,320.6
Currency exchange and others	(12.8)	(76.2)
Cash and cash equivalents ending	1,007.0	2,045.4

Cash and cash equivalents	1,647.3	2,557.7
- Cash liabilities	640.3	512.3
Cash and cash equivalents ending	1,007.0	2,045.4

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005 Financial statements & Business Report	45/45

The consolidated statements of cash flow have been prepared in accordance with "Conseil National de la Comptabilité" recommendation N°2004 -12-02 of October 27, 2004, and adapted to Group specificities.

Cash flow provided by operating activities : €365 million
Before interest paid: €224 million. Interest paid reclassified to cash flow from financing activities

Reclassification of repayment of financial receivables in connection with IFRIC4. Under French GAAP as part of revenues; under IFRS as part of net cash from investing activities (€(98) million).

Effect of consolidation of discounting of receivables on change in working capital: €262 million. During the first half year of 2004 the receivables discounted decrease by €262 million.

Differences of amount for increase (decrease) in working capital are linked to reclassifications of tax payable and receivable to tax paid to a separate line.

Cash flow provided by investing activities: €519 million
Purchase of tangible assets : €136 million
-	investments covered by capital leases excluded: €30 million (capital leases are non cash components);
-	reclassification of investments of contracts IFRIC4: €99 million.
Financial receivables interpretation IFRIC4: €(1) million
-	New loans: €(99) million;
-	Amortization of financial loans: €98million.
Sales and purchases of marketable securities: €383 million in highly liquid investments regarded as cash and cash equivalents.

Cash flow provided by financing activities: €(250)million
Decrease of new capital lease : €(30) million;
Included interest paid :€(224) million.

Cash and cash equivalents
Liquidity assets under the statement of cash of flow for June 30, 2004 are the following:

-	cash	€840 million
-	monetary instruments	€1,234 million
-	other instruments of short-term cash	€484 million

---------------------
€2,558 million

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2005

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel